September 2, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-2736

China Life Insurance Company Limited

Form 20-F for the fiscal year ended December 31, 2008

Dear Mr. Rosenberg:

We refer to your letters, dated May 22, 2009 (the “May 22 Comment Letter”) and August 6, 2009 (the “August 6 Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-31914), and the Company’s response to the May 22 Comment Letter, dated June 22, 2009 (the “June 22 Response”).

The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the May 22 Comment Letter and August 6 Comment Letter. On behalf of the Company, we have set forth below their response to the August 6 Comment Letter.

Comment 1:

General

1.	Refer to your response to our prior comment numbers one, two, part c of comment three and part a of comment four. Please be advised that confidential treatment you requested under Rule 83 is not appropriate for information required to be disclosed in your filing that is material to investors. See Section II.B.2. of Division of Corporation Finance Staff Legal Bulletin No.1A at http://www.sec.gov/interps/legal/slbcf1r.htm. In your response, please tell us the basis for your belief that information surrounding your investments is not material to investors, or confirm that you will include the information provided in your response to the above referenced comments in your Form 20-F for the year ending December 31, 2009.

Mr. Jim B. Rosenberg	2	September 2, 2009

Response:

The Company confirms that the Company will disclose the supplemental information provided on a confidential basis as part of the June 22 Response in respect to comment numbers one, two, part c of comment three and part a of comment four (the “Supplemental Information”) in their Form 20-F for the year ending December 31, 2009.

The Company previously requested confidential treatment for the Supplemental Information because (i) the information is not required by other stock exchanges where it is listed, and, to its knowledge, none of its principal competitors in China have disclosed such information, and accordingly it believes that disclosure of such information could cause it competitive harm, and (ii) the Company believes that the Supplemental Information contains assumptions developed for and by the Company and its use by non-professionals could lead to misunderstandings or misinterpretation. However, the Company has further considered this request based upon the comments from the Staff, and agrees to disclose the Supplemental Information in the Form 20-F for the year ending December 31, 2009.

Comment 2:

Item 5, Operating and Financial Review and Prospects

Critical Accounting Policies

Valuation, page 91

2.	Please refer to your response to comments 4b, 4c, and 4e and confirm that you will provide the information provided in your response to these comments in your Form 20-F for the year ending December 31, 2009.

Response:

The Company confirms that the Company will disclose the information provided as part of the June 22 Response in respect to comment numbers 4b, 4c and 4e in their Form 20-F for the year ending December 31, 2009.

Mr. Jim B. Rosenberg	3	September 2, 2009

Comment 3:

Index To Consolidated Financial Statements

Notes to the Consolidated Financial Statements

36 Reconciliation of HKFRS and United States generally accepted accounting principles, page F-70

3.	Please refer to your response to our prior comment number six. It appears that your consolidate subsidiaries where you have a) “the power to govern the financial and operating policies”, b) “to appoint or remove the majority of the members of the Board of Directors” or c) the ability to “cast the majority of votes at the meetings of board of directors.” Please tell us the situations in which consolidate subsidiaries where you do not “control more than one half of the voting power.” For those situations, tell us the reason you consolidate under your policy (i.e.a), b) or c) above) and why, under US GAAP with reference to the authoritative literature on which you relied, that you believe consolidation is appropriate.

Response:

The Company has one consolidated subsidiary in which the Company owns a 50% equity interest. Although the Company does not control more than one half of the voting power, the majority of the board members of this subsidiary were appointed by the Company. As such, the Company has the ability to control the majority of the votes at the meetings of the board of directors of this subsidiary and through that the Company has the power to control the financial and operating policies of this subsidiary. Due to the above factors, the financial information of this subsidiary was included in the Company’s consolidated financial statements as a consolidated subsidiary.

If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010.

Very truly yours,

/s/ James C. Scoville
James C. Scoville